                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                      BBJ ENVIRONMENTAL TECHNOLOGIES, INC.
                       (FORMERLY OMEGA DEVELOPMENT, INC.)
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    682071105
                                 (CUSIP Number)

                                OLIVIER D'AURIOL
                                 C - F RAMUZ 111
                             1009 PULLY, SWITZERLAND
                          TEL. NO.: 011-41-21-711-0170
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   COPIES TO:

                                NANCY FUCHS, ESQ.
                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                NOVEMBER 29, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                                             Page 1 of 11 Pages.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                             Page 2 of 11 Pages.

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 3 OF 11 PAGES
-------------------                                           ------------------

   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Olivier d'Auriol

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (A) /X/
                                                                         (B) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                PF, OO

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION
                                Switzerland

                           7    SOLE VOTING POWER
       NUMBER OF                794,640
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY            9    SOLE DISPOSITIVE POWER
         EACH                   794,640
       REPORTING          10    SHARED DISPOSITIVE POWER
        PERSON                  17,496,800; including 7,571,200, 150,000,
         WITH                   100,000 and 170,000 through Olivier d'Auriol
                                Asset Management SA as asset manager for Banque
                                Privee Edmond de Rothschild Luxembourg SA,
                                Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque
                                Internationale a Luxembourg and Banque Privee
                                Edmond de Rothschild Luxembourg SA,
                                respectively.

                                11                              AGGREGATE AMOUNT
                                BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                18,291,440; including 7,571,200, 150,000,
                                100,000 and 170,000 through Olivier d'Auriol
                                Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque Internationale a Luxembourg and Banque Privee Edmond de Rothschild Luxembourg SA, respectively.

12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                44.7%

14                              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                IN

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 4 OF 11 PAGES
-------------------                                           ------------------

   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Olivier d'Auriol Asset Management SA

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (A) /X/
                                                                         (B) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION
                                Switzerland

                           7    SOLE VOTING POWER
       NUMBER OF                0
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY            9    SOLE DISPOSITIVE POWER
         EACH                   0
       REPORTING          10    SHARED DISPOSITIVE POWER
        PERSON                  7,991,200; including 7,571,200, 150,000, 100,000
         WITH                   and 170,000 in its capacity as asset manager for
                                Banque Privee Edmond de Rothschild Luxembourg
                                SA, Credit Agricole Indosuez, Credit Suisse
                                Geneva and Dexia Banque Internationale a
                                Luxembourg, respectively.

11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                7,991,200; including 7,571,200, 150,000, 100,000
                                and 170,000 in its capacity as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively.

12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                19.6%

14                              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 5 OF 11 PAGES
-------------------                                           ------------------

   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                Lucie d'Auriol

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (A) /X/
                                                                         (B) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION
                                Canada and Switzerland

                           7    SOLE VOTING POWER
       NUMBER OF                0
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY            9    SOLE DISPOSITIVE POWER
         EACH                   0
       REPORTING          10    SHARED DISPOSITIVE POWER
        PERSON                  17,496,800; including 7,571,200, 150,000,
         WITH                   100,000 and 170,000 through Olivier d'Auriol
                                Asset Management SA as asset manager for Banque
                                Privee Edmond de Rothschild Luxembourg SA,
                                Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque
                                Internationale a Luxembourg and Banque Privee
                                Edmond de Rothschild Luxembourg SA,
                                respectively.

11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                17,496,800; including 7,571,200, 150,000,
                                100,000 and 170,000 through Olivier d'Auriol
                                Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque Internationale a Luxembourg and Banque Privee Edmond de Rothschild Luxembourg SA, respectively.

12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                42.9%

14                              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                IN

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 6 OF 11 PAGES
-------------------                                           ------------------

   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                La Valliere SA

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (A) /X/
                                                                         (B) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION
                                Luxembourg

                           7    SOLE VOTING POWER
       NUMBER OF                0
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY            9    SOLE DISPOSITIVE POWER
         EACH                   0
       REPORTING          10    SHARED DISPOSITIVE POWER
        PERSON                  17,496,800; including 7,571,200, 150,000,
         WITH                   100,000 and 170,000 through Olivier d'Auriol
                                Asset Management SA as asset manager for Banque
                                Privee Edmond de Rothschild Luxembourg SA,
                                Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque
                                Internationale a Luxembourg and Banque Privee
                                Edmond de Rothschild Luxembourg SA,
                                respectively.

11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                17,496,800; including 7,571,200, 150,000,
                                100,000 and 170,000 through Olivier d'Auriol
                                Asset Management SA as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque Internationale a Luxembourg and Banque Privee Edmond de Rothschild Luxembourg SA, respectively.

12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                42.9%

14                              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

                                  SCHEDULE 13D

CUSIP NO. 682071105                                           PAGE 7 OF 11 PAGES
-------------------                                           ------------------

   1                            NAMES OF REPORTING PERSONS
                                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
                                PERSONS

                                La Valliere Asset Management SA

   2                            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (SEE INSTRUCTIONS)                       (A) /X/
                                                                         (B) / /

   3                            SEC USE ONLY

   4                            SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                N/A

   5                            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       / /

   6                            CITIZENSHIP OR PLACE OF ORGANIZATION
                                Mauritius

                           7    SOLE VOTING POWER
       NUMBER OF                0
        SHARES             8    SHARED VOTING POWER
     BENEFICIALLY               0
       OWNED BY            9    SOLE DISPOSITIVE POWER
         EACH                   0
       REPORTING          10    SHARED DISPOSITIVE POWER
        PERSON                  9,505,600; including 8,421,600, 540,000 and
         WITH                   544,000 through La Valliere Asset Management SA
                                as asset manager for Union Bancaire Privee, Dexia Banque Internationale a Luxembourg and
                                Banque Privee Edmond de Rothschild Luxembourg
                                SA, respectively.

11                              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                REPORTING PERSON
                                9,505,600; including 8,421,600, 540,000 and
                                544,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque Internationale a Luxembourg and Banque Privee Edmond de Rothschild Luxembourg SA, respectively.

12                              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                                EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   / /

13                              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                                (11)

                                23.6%

14                              TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                CO

         The Reporting Persons set forth on the cover pages hereto hereby amend the report on Schedule 13D filed in respect of the events of November 9, 2000 (the "Schedule 13D"), in respect of the Common Stock, par value $0.001 per share, of BBJ Environmental Technologies, Inc., formerly Omega Development, Inc., as set forth below. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         Each acquisition of securities by Olivier d'Auriol was out of personal funds.

         In November 2000, Issuer issued to Olivier d'Auriol 70,000 shares of its Common Stock as compensation for services rendered to the Company in connection with a private equity financing transaction.

         In May 2001, Issuer granted to each member of its board of directors, including Mr. d'Auriol, options to acquire up to 40,000 shares of its Common Stock at an exercise price of $1.25 per share.

         In December 2000, Olivier d'Auriol acquired 190,000 shares of Issuer's Common Stock for an aggregate purchase price of $142,500. The subscription agreement provided that the Issuer would have to issue additional shares of its Common Stock to Mr. d'Auriol if it did not achieve certain financial targets. Issuer did not achieve the targets and in November 2001, pursuant to the terms of the subscription agreement, issued an additional 190,000 shares of its Common Stock to Mr. d'Auriol.

         In August 2002, Mr. d'Auriol acquired 220,000 shares of Issuer's Common Stock and options to acquire up to 24,640 shares of Issuer's Common Stock for an aggregate purchase price of $30,800. The options are exercisable to acquire shares of Issuer's Common Stock at a price per share of $.30.

         In October 2002, the Issuer granted options to each member of its board of directors, including options to acquire 60,000 shares of its Common Stock at an exercise price of $.50 per share to Mr. d'Auriol.

         In November 2002, Credit Agricole Indosuez, through an account managed by Olivier d'Auriol Asset Management, acquired 50,000 shares of Issuer's Common Stock for an aggregate purchase price of $6,500.

         In November 2002, Banque Privee Edmond de Rothschild, through an account managed by Olivier d'Auriol Asset Management SA, acquired 4,900,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 431,200 shares of Issuer's Common Stock for an aggregate purchase price of $539,000. The exercise price on the warrants are $.30 per share of Common Stock.

         In December 2002, Banque Privee Edmond de Rothschild, through an account managed by La Valliere Asset Management SA, acquired 500,000 shares of Issuer's Common Stock and warrants exercisable to acquire up to 44,000 shares of Issuer's Common Stock for an aggregate purchase price of $55,000. The exercise price on the warrants are $.30 per share of Common Stock.

                                                              Page 8 of 11 Pages

         In December 2002, management of an account held by Dexia Banque Internationale a Luxembourg containing 100,000 shares of Issuer's Common Stock was transferred from La Valliere Asset Management SA to Olivier d'Auriol Asset Management SA.

         In January 2003, Dexia Banque Internationale a Luxembourg, through an account managed by Olivier d'Auriol Asset Management SA, acquired 70,000 shares of Issuer's Common Stock for an aggregate purchase price of $9,800.

         In January 2003, Credit Suisse Geneva bought, through an account managed by Olivier d'Auriol Asset Management SA, acquired 100,000 shares of Issuer's Common Stock for an aggregate purchase price of $14,000.

         In February 2003, Credit Agricole Indosuez, through an account managed by Olivier d'Auriol Asset Management SA, acquired 100,000 shares of Issuer's Common Stock for an aggregate purchase price of $14,000.

         In February 28, 2003, La Valliere Asset Management ceased to be the manager of an account held by Joseph, LLC, which owns 1,040,000 shares of Issuer's Common Stock.

         Each acquisition of securities over which a Reporting Person has investment power was made with client funds.

Item 5.  Interest in Securities of the Issuer.

         The Reporting Persons' respective beneficial ownership (within the meaning of Rule 13d-3 promulgate under the Securities and Exchange Act of 1934, as amended) is determined based on the 40,314,578 shares of the Issuer's Common Stock outstanding as of December 31, 2002.

         Olivier d'Auriol directly holds 670,000 shares of Common Stock and options exercisable to acquire up to 124,640 shares of Common Stock.

         Olivier d'Auriol, Lucie d'Auriol and La Valliere have investment power with respect to 17,021,600 shares of Issuer's Common Stock (7,140,000, 150,000, 100,000 and 170,000 through OAAM as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively; and 8,421,600, 540,000 and 500,000 through La Valliere Asset Management SA as asset manager for Union Bancaire Privee, Dexia Banque Internationale a Luxembourg and Banque Privee Edmond de Rothschild Luxembourg SA, respectively) and options and warrants exercisable to acquire up to 475,200 shares of Issuer's Common Stock. Thus, Olivier d'Auriol is the beneficial owner (which pursuant to Rule 13d - 3(a)(2) includes shares over which Mr. d'Auriol has voting and/or investment power) of approximately 44.7% of the issued and outstanding Common Stock of the Issuer and Lucie d'Auriol and La Valliere are each the beneficial owners of approximately 42.9% of the Issuer's issued and outstanding Common Stock.

         LVAM has investment power with respect to 9,461,600 shares of Issuer's Common Stock (8,421,600, 540,000 and 500,000 shares of Issuer's Common Stock as asset manager for Union Bancaire

                                                              Page 9 of 11 Pages

Privee, Dexia Banque Internationale a Luxembourg and Banque Privee Edmond de Rothschild Luxembourg SA, respectively) and warrants exercisable to acquire up to 44,000 shares of Issuer's Common Stock. LVAM, therefore, is the beneficial owner of approximately 23.6% of the Issuer's issued and outstanding Common Stock.

         OAAM has investment power with respect to 7,140,000, 150,000, 100,000 and 170,000 shares of Issuer's Common Stock as asset manager for Banque Privee Edmond de Rothschild Luxembourg SA, Credit Agricole Indosuez, Credit Suisse Geneva and Dexia Banque Internationale a Luxembourg, respectively and options and warrants exercisable to acquire up to 431,200 shares of Issuer's Common Stock. OAAM, therefore, is the beneficial owner of approximately 19.6% of the Issuer's issued and outstanding Common Stock.

         Item 3 above contains information regarding specific transactions by the Reporting Persons.

                                                             Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and, to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

Dated: May 1, 2003

                                           /s/ Olivier d'Auriol
                                        ----------------------------------------
                                        Olivier d'Auriol

                                           /s/ Lucie d'Auriol
                                        ----------------------------------------
                                        Lucie d'Auriol

                                        LA VALLIERE SA


                                        By:      /s/ Olivier d'Auriol
                                           -------------------------------------
                                        Name: Olivier d'Auriol
                                        Title: President

                                        OLIVIER D'AURIOL ASSET MANAGEMENT
                                        SA

                                        By:      /s/ Olivier d'Auriol
                                           -------------------------------------
                                        Name: Olivier d'Auriol
                                        Title: President

                                        LA VALLIERE ASSET MANAGEMENT SA



                                        By:      /s/ Jocelyn de Chasteauneuf
                                           -------------------------------------
                                        Name: Jocelyn de Chasteauneuf
                                        Title: Chief Executive Officer



                                                             Page 11 of 11 Pages